

PRESS RELEASE
FOR IMMEDIATE PUBLICATION   *EXHIBIT 99.2*

TIW COMPLETES THE FIRST STEP TO
ACQUIRE SUBSTANTIALLY ALL OF CLEARWAVE N.V.

Montréal, Canada, March 26, 2004 – Telesystem International Wireless Inc. ("TIW" or the "Company") announces that it has completed the first phase of the acquisition of a 13% equity interest in ClearWave N.V. ("ClearWave") from two institutional shareholders.

TIW acquired today 10,653,486 Class A subordinate voting shares of ClearWave (the "ClearWave Shares") in consideration for a combination of 10.9 million common shares of TIW and US$ 32.1 million in cash. An additional 289,139 ClearWave Shares will be acquired for cash or common shares of TIW in the next month. The nature of the consideration for those additional ClearWave Shares will vary depending on whether underwriters exercise or not the over-allotment option granted to them by the Company and the selling shareholders in the context of the secondary and primary offering of common shares of TIW completed on March 25, 2004. If the over-allotment option is not exercised, the additional consideration will be 0.4 million common shares. If the over-allotment option is exercised in full, the additional consideration will be US$ 3.6 million in cash.

Upon completion of these transactions, TIW's equity interest in ClearWave will be 99.8%. ClearWave currently owns through a wholly-owned subsidiary, MobiFon Holdings B.V., 63.5% of MobiFon S.A, our operating subsidiary in Romania. ClearWave also owns 27.1% of TIW Czech N.V., the holding company through which it owns 99.9% of Ceský Mobil a.s., our operating subsidiary in the Czech Republic.

Also, following the closing of these transactions and assuming the over-allotment option is not exercised, the total number of common shares of TIW outstanding will be 139.2 million. However, if the over-allotment option is exercised in full, the total number of common shares of TIW outstanding will be 139.9 million.



Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of TIW with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW provides wireless voice, data and short messaging services in Central and Eastern Europe to more than 5.0 million subscribers. TIW is the market leader in Romania through MobiFon S.A. and a rapidly growing operator in the Czech Republic through Český Mobil a.s. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca